UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP INC
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        053774105
(CUSIP Number)

Edward Larmann
Senator Investment Group LP
510 Madison Avenue, 28th Floor
New York, New York 10022
(212) 376-4300
 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

             August 16, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 5 Pages

CUSIP No. 053774105	Page 2 of 5 Pages

1           Name of Reporting Person

Senator Investment Group LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]
3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		5,000,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,000,000
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

13           Percent of Class Represented By Amount in Row (11)

4.76%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 053774105	Page 3 of 5 Pages

This Amendment No. 2 supplements the information set forth in the Schedule 13G filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2010 (“Original 13G”), as amended by that certain Amendment No. 1 on Schedule 13G filed with the SEC on February 11, 2011 (“Amendment No. 1”), that certain Schedule 13D filed with the SEC on March 25, 2011 (“Original 13D”), as amended by that certain Amendment No. 1 on Schedule 13D filed with the SEC on August 15, 2011 (“13D Amendment No. 1” and together with Original 13G, Amendment No. 1, and Original 13D, collectively “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of Avis Budget Group Inc., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplemented as follows:

Item 5.                  Interest in Securities of the Issuer.

(a) – (b)  As of July 29, 2011 the number of Shares outstanding was 105,022,453 according to the Issuer’s 10-Q filed on August 8, 2011.  As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 5,000,000 Shares (approximately 4.76% of the total number of Shares outstanding).  The Reporting Person has the sole power to vote and sole power to dispose of 5,000,000 Shares.

(c)           Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Person.

(d)           The partners and stockholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in the Funds.

(e)           August 16, 2011.

Item 7.                 Material to be Filed as Exhibits.

Exhibit A - Transactions in the Shares effected in the past 60 days

CUSIP No. 053774105	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 17, 2011	SENATOR INVESTMENT GROUP LP

	By:	/s/ Edward Larmann
	Name:	Edward Larmann
	Title	Chief Operating Officer

CUSIP No. 053774105	Page 5 of 5 Pages

EXHIBIT A

Transactions in the Shares of the Issuer effected in the past 60 days

For the Account of	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Senator Global Opportunity Master Fund L.P.	8/4/2011	Open Market Purchase	350,000	$14.7453
Senator Global Opportunity Master Fund L.P.	8/4/2011	Open Market Purchase	102,100	$14.7096
Senator Global Opportunity Master Fund L.P.	8/8/2011	Open Market Sale	452,100	$12.2183
Senator Global Opportunity Master Fund L.P.	8/11/2011	Open Market Sale	63,200	$12.234
Senator Global Opportunity Master Fund L.P.	8/11/2011	Open Market Sale	136,800	$12.4516
Senator Global Opportunity Master Fund L.P.	8/11/2011	Open Market Sale	150,000	$12.8868
Senator Global Opportunity Master Fund L.P.	8/11/2011	Open Market Sale	81,305	$12.7169
Senator Global Opportunity Master Fund L.P.	8/11/2011	Open Market Sale	342,478	$12.6146
Senator Global Opportunity Master Fund L.P.	8/12/2011	Open Market Sale	428,018	$12.8821
Senator Global Opportunity Master Fund L.P.	8/15/2011	Open Market Sale	639,500	$13.1837
Senator Global Opportunity Master Fund L.P.	8/15/2011	Open Market Sale	99,700	$13.225
Senator Global Opportunity Master Fund L.P.	8/16/2011	Open Market Sale	430,252	$12.7497
Senator Global Opportunity Master Fund L.P.	8/16/2011	Open Market Sale	128,747	$12.7101